Exhibit 99.5

Notice-and-Access Notification to Registered Shareholders

You are receiving this notification as Precision Drilling Corporation (Precision) has elected to utilize the notice-and-access provisions adopted by the Canadian Securities Administrators (Notice-and-Access) for delivery of its information circular and related proxy materials (the Meeting Materials) to its shareholders who hold their Precision common shares (Common Shares) in their own name (the Registered Shareholders). Precision will not utilize Notice-and-Access with respect to the mailing of the Meeting Materials to Registered Shareholders who have standing instructions, or have otherwise requested, to receive paper copies of materials. Rather, such shareholders will receive paper copies of the Meeting Materials.

The use of this alternative means of delivery is more environmentally friendly as it helps reduce paper use and also reduces the cost of printing and mailing materials to shareholders.

Please review the information circular before voting.

You are invited to our 2022 Annual and Special Meeting of Shareholders:

When	Where
May 12, 2022 10:00 AM Mountain Daylight Time (MDT)	Virtual only meeting via live audio webcast online at https://web.lumiagm.com/275227875

Items of Business	Section of Information Circular
1.Receive the audited consolidated financial statements and report of the auditors for the year ended December 31, 2021	“Receive the 2021 Consolidated Financial Statements” see Page 16.
2. Elect the directors	“Elect the Directors” see Page 16.
3. Appoint the auditors and authorize the directors to fix the auditors’ fees	“Appoint the Auditors” see Page 17.
4. Participate in our ‘say-on-pay’ advisory vote	“Participate in Our ‘Say-on-Pay’ Advisory Vote” see Page 17.
5. Approving a resolution, the full text of which is set forth in the information circular, approving the reconfirmation and continuation of our shareholder rights plan	“Approve the reconfirmation and continuation of our shareholder rights plan” see Page 18.
6. Approving a resolution, the full text of which is set forth in the information circular, approving amendments to the Omnibus Equity Incentive Plan	“Approve amendments to the Omnibus Equity Incentive Plan” see Page 21.
7. Other business	“Other Business” see Page 23.

Particulars of the matters to be brought before the Meeting are set forth in the information circular. Shareholders are reminded to review the information circular carefully and in full prior to voting in relation to the matters to be conducted at the meeting.

1	Precision Drilling Corporation

Websites Where Meeting Materials are Posted

Meeting Materials can be viewed online at www.sedar.com or on our website at www.precisiondrilling.com.

Requests for Paper Copies by Registered Holders

At any time prior to the date of the Meeting, you can request a paper copy of the Meeting Materials, free of charge, by calling the phone number below.

Phone (toll-free):	1.866.962.0498 (or 514.982.8716 for shareholders outside of Canada and the United States)

On or after the date of Meeting, you can request a paper copy of the Meeting Materials by submitting a request by email at investorrelations@precisiondrilling.com or by calling 403.716.4500 (for holders in Canada) or 713.435.6100 (for holders in the U.S.A). A paper copy will be sent to you within 10 calendar days after receiving your request.

The Meeting Materials are also available on our website at www.precisiondrilling.com.

The proxy deposit date and time for Registered Shareholders is 10:00 AM MDT on May 10, 2022 (or if the meeting is postponed or adjourned, by 10:00 AM MDT two business days before the adjourned or postponed meeting is reconvened). In order to allow reasonable time for a Registered Shareholder to receive and review a paper copy of the Meeting Materials in advance of the proxy deposit date and time, we estimate that any Registered Shareholder wishing to request a paper copy of the Meeting Materials should submit such request in accordance with the instructions set forth above on or before April 29, 2022.

Questions

I If you have questions on the notice-and-access process, contact our proxy solicitors, TMX Investor Solutions, Inc. at 1.800.761.6578 (toll free in North America) or 201.806.7301 (collect, outside North America).

Send in your voting instructions right away!

Your completed voting instruction form must be received by Computershare using one of the following methods by 10:00 AM MDT on May 10, 2022 for your vote to count:

▪  Internet: www.investorvote.com

▪  Telephone:

    1.866.732.8683 (Toll Free)

    312.588.4290 (Direct Dial)

▪  Mail:

    Computershare

    8th Floor, 100 University Avenue

    Toronto ON M5J 2Y1

If you have questions on the notice-and-access process, contact our proxy solicitors, TMX Investor Solutions, Inc.

▪  1.800.761.6578 (toll free in North America)

▪  201.806.7301 (collect, outside North America)

2	Precision Drilling Corporation